

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Greg Siokas
Chief Executive Officer
Cosmos Holdings Inc.
141 West Jackson Blvd, Suite 4236
Chicago IL, 60604

      Re: Cosmos Holdings Inc.
           Registration Statement on Form S-1
           Filed on September 19, 2022
           File No. 333-267505

Dear Mr. Siokas:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Janice Adeloye at 202-551-3034 or Lilyanna Peyser at 202-551-3222 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services